June 3, 2010

Asian Development Bank 6 ADB Avenue, Mandaluyong City 1550 Metro Manila Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the “Managers”) named in the Terms Agreement dated as of 28 May 2010 between the Asian Development Bank (the “ADB”) and the Managers, in connection with the offering by ADB of U.S.$3,000,000,000 principal amount of 1.625 per cent. Global Notes due 15 July 2013 (the “Notes”) pursuant to ADB’s Global Medium-Term Note Program (the “Program”).  This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 28 May 2010;

(b)	the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c)
an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York (“FRBNY”) and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

Asian Development Bank

(d)	the letter of instruction dated 1 June 2010 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e)	the opinion of the General Counsel of ADB dated 3 June 2010 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 30 April 2010.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

Asian Development Bank

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit.  This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.  We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Wanda J. Olson
Wanda J. Olson, a Partner